Exhibit 99.1

GERDAU S.A.
Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19
Publicly Held Company

NOTICE TO THE MARKET

Gerdau S.A. (“Company” or “Gerdau”) hereby announces to its shareholders and the general market that, on November 26, 2019, the subsidiary Gerdau Aços Longos S.A. entered into a final agreement with Hierros Añón, S.A. and Gallega de Mallas, S.L. for the acquisition of 96.35% of the shares issued by Siderúrgica Latino-Americana S.A. (“SILAT”), a company located in Caucaia, in the metropolitan area of Fortaleza, State of Ceará, for economic value of US$ 110.8 million, subject to the typical adjustments to the acquisition price.

The consummation of the transaction is subject to approval by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) and to the fulfillment of conditions precedent typical to transactions of this type.

The Company will maintain its shareholders and the market informed of any developments regarding the aforementioned transaction, as applicable, in accordance with the law and with CVM regulations.

SILAT

SILAT has installed production capacity of 600,000 tonnes of rolled steel goods. The acquisition is part of Gerdau’s strategy to improve service to its clients in the Brazilian market.

São Paulo, November 27, 2019

Harley Lorentz Scardoelli
Executive Vice President
Investor Relations Officer